BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250-356-8626
Hours: 8:30-4:30 (Monday to Friday)

ANNUAL REPORT

FORM 6 - BC COMPANY

Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to BC Registry Services

Freedom of Information and Protection of Privacy Act (FOIPPA):
Personal information provided on this form is collected, used, and disclosed under the authority of the *FOIPPA* and the *Business Corporations Act* for the purpose of assessment. Questions regarding the collection, use, and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 250-356-1198, PO Box 9431 Stn Prov Govt, Victoria, BC V8W 9V3

A INCORPORATION NUMBER OF COMPANY

BC0334242

B NAME OF COMPANY

REPUBLIC RESOURCES INC.

C DATE OF RECOGNITION

YYYY	MM	DD
1987	10	02

D DATE OF ANNUAL REPORT

YYYY	MM	DD
2008	10	02

E OFFICER NAME(S) AND ADDRESS(ES) - Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days, or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
POLIQUIN	JAMES	DUANE	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
1103-750 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
1103-750 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8
OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT)			
PRESIDENT, SECRETARY			
LAST NAME	FIRST NAME	MIDDLE NAME	

F COMPANY CHANGES

A company must file with the registrar a notice of any changes to the information shown in the Corporate Register.

THE FOLLOWING SHOWS THE INFORMATION FOR THE REMAINING DIRECTORS. PLEASE LET ME KNOW IF THERE ARE ANY CHANGES IN THE INFORMATION FOR THE DIRECTORS, OR THE ABOVE-LISTED OFFICERS. THE ANNUAL REPORT CAN UPDATE INFORMATION FOR OFFICERS, BUT CHANGES FOR DIRECTORS' ADDRESSES [NO CHARGE], AS WELL AS CHANGES OF DIRECTORS, NOW HAVE TO BE FILED IN A SEPARATE FORM (AND PAID FOR SEPARATELY)

OTHER DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME	
POLIQUIN	MORGAN		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
#1103-750 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
1103-750 WEST PENDER STREET, VANCOUVER	BC	CANADA	V6C 2T8

G CERTIFIED CORRECT - I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF A CURRENT DIRECTOR, OFFICER OR COMPANY SOLICITOR	DATE SIGNED YYYY	MM	DD
DUANE POLIQUIN	[signature]	2008	10	7

[clickhere for filename]

RECEIVED AT THE COMPANY'S REGISTERED AND RECORDS OFFICE:

DATE: ____________________ TIME: ____________________